QSGI INC.
400 Royal Palm Way
Suite 302
Palm Beach, FL  33480

July 27, 2010

Ms. Lilyanna L. Peyser
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:  QSGI INC. Comment letter dated July 12, 2010

Dear Ms. Peyser:

QSGI INC. filed an amended Form 10K on July 23, 2010 and made the appropriate changes based on your comment letters dated July 12, 2010 and May 18, 2010.  Please let me know if there are any additional issues that need to be addressed.

Please use this letter as confirmation to the fact that Mr. Cummings served as QSGI INC.’s principal financial officer and principal accounting officer on the date that he signed the Form 10Q and the accompanying certifications.

Once the Securities and Exchange Commission accepts our 2008 Form 10K, I would like to move forward with filing the necessary paperwork to bring QSGI INC. current with all SEC filings.  Please let me know if QSGI INC. files the Bankruptcy Court MOR reports for the months not previously filed that QSGI INC. will be considered current with its filings.

Should you have any questions, please direct them to me at 561-629-5713 ext 1001 or by fax at 561-629-5716.

Thank you for your help.

Sincerely yours,

/s/Marc Sherman

Marc Sherman